SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

September 17, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions, Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christina Chalk, Senior Special Counsel

Re:	Avolon Holdings Limited
Schedule TO-T filed July 31, 2015
Schedule TO-T/A filed August 11, 2015
Schedule TO-T/A filed August 13, 2015
Schedule TO-C filed July 30, 2015
Filed by Global Aviation Leasing Co. Ltd. et al
File No. 005-88519

Dear Ms. Chalk:

On behalf of our client, Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“GALC”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), we hereby submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2015 (the “Comment Letter”), with respect to the above-referenced Schedule TO (including all the exhibits and amendments thereto, the “Bohai Schedule TO”). Capitalized terms used in this letter, but not defined, have the meanings given to such terms in the Bohai Schedule TO.

On September 3, 2015, GALC and Parent terminated the Offer, and GALC, Parent and the Company terminated the Investment Agreement. On September 4, 2015, GALC and Parent filed an amendment to the Bohai Schedule TO with respect to the termination of the Offer and the Investment Agreement.

Subsequent to the termination of the Offer and the Investment Agreement, on September 3, 2015, Parent, Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the Company entered into a merger agreement (the “Merger Agreement”).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

September 17, 2015

Pursuant to the Merger Agreement, on the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving company and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares held by shareholders who validly exercise, and do not effectively withdraw, fail to perfect or lose, their rights to dissent from the Merger in accordance with the laws of the Cayman Islands) will be converted into the right to receive $31.00 in cash, without interest (the “Per Share Merger Consideration”).

Based on a telephone conversation with the Staff on September 4, 2015, we understand the Staff requests that GALC and Parent submit a response to comment #8 in the Comment Letter. We also understand from such conversation that the Staff shares our view that, as a result of the termination of the Offer and the Investment Agreement, the Staff’s other comments contained in the Comment Letter are moot and do not require a response. The text and number of comment #8 have been included in this letter in bold for your convenience.

Schedule TO-T/A filed August 11, 2015

8.	On August 10, 2015, Parent and the Company entered into the Exclusivity Agreement pursuant to which they are negotiating a final agreement with respect to an acquisition of all Shares of the Company at a per share price of $32 per share in a transaction other than this offer. If such a transaction is finalized, this offer will be terminated. Please provide your analysis as to how such arrangements to purchase Shares entered into during the term of this tender offer are permitted under Rule 14e-5. We may have additional comments.

The activities of the parties leading up to the execution of the Merger Agreement, including the execution of the Exclusivity Agreement, are not prohibited by Rule 14e-5 under the Securities Exchange Act of 1934 (the “Exchange Act”). At no point has Parent, GALC or any of their affiliates directly or indirectly purchased any Shares or arranged to purchase any Shares while the Offer was open. In particular, the Exclusivity Agreement concerned the conditions under which Parent and the Company were willing, in response to an unsolicited bid by a third party to acquire the Company, to negotiate a possible alternative transaction to the Offer; it was not an arrangement to purchase any Shares. Further, the activities of the parties leading up to the execution of the Merger Agreement were not fraudulent, deceptive or manipulative acts or practices, and could not, and did not, result in disparate treatment of the Company’s shareholders in violation of Rule 14e-5. Rather, at all times all Company shareholders were accorded rights of equal treatment and kept informed of all material information. Indeed, the board of directors of the Company, acting in the best interests of the Company and all its shareholders, has determined, subject to shareholder approval, that the Merger, at a price of $31 per Share, is a

U.S. Securities and Exchange Commission

September 17, 2015

superior transaction to the Offer, at a price of $26 per Share (the “Offer Price”). A further discussion of these conclusions is set forth below.

I.	Parent has not Purchased Any Shares or Arranged to Purchase Any Shares While the Offer was Open

A.	The Exclusivity Agreement does not Constitute an Arrangement to Purchase Shares

Rule 14e-5 provides that, subject to certain exceptions, “[a]s a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities, no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer” (emphasis added). This prohibition applies “from the time of public announcement of the tender offer until the tender offer expires.”

It is clear that neither Parent nor GALC, nor any of their affiliates, has, as of the date of this letter, directly or indirectly purchased any Shares.

Further, neither Parent nor GALC, nor any of their affiliates, “arranged to purchase” any Shares while the Offer was open. Specifically, the Exclusivity Agreement was not an “arrangement to purchase” Shares in violation of Rule 14e-5.

On August 10, 2015, the Company and Parent entered into the Exclusivity Agreement, pursuant to which the Company granted to Parent the right to exclusively negotiate with the Company until September 7, 2015 with respect to the possible acquisition of 100% of the issued and outstanding Shares. As consideration for granting Parent this exclusivity right, the Company received the right to receive $75 million under specified circumstances. By its terms then, the Exclusivity Agreement was nothing more than a tool to facilitate further discussions among the parties in respect of a potential merger involving the Company. Specifically, from the time the Exclusivity Agreement was signed until the Merger Agreement was signed, the parties had not agreed to, and were not bound by, any terms for the Merger or obligations to proceed with any merger or other transaction involving the acquisition of all of the Shares. The Exclusivity Agreement provided a period of time (approximately four weeks) during which the Company agreed that it and its representatives would not solicit, initiate, encourage, facilitate or enter into any agreement with respect to any “Alternative Transaction” (generally, any acquisition of any significant portion of the equity or assets of the Company by a third party other than Parent or any of its affiliates) or enter into, maintain or continue discussions or negotiations with respect

U.S. Securities and Exchange Commission

September 17, 2015

thereto.1 Essentially, this non-solicitation provision extended the scope of the non-solicitation provision in Section 4.02 of the Investment Agreement to restrict the Company, for a limited period of time, from engaging in sale activities with unsolicited bidders.

The Exclusivity Agreement did not contain any binding agreements or arrangements of the parties to purchase or sell any Shares or to engage in any merger or other similar transaction.2 There was no assurance that the parties would enter into a merger or other acquisition agreement by the end of the exclusivity period, and a number of considerations could have induced the parties to not enter into such an agreement (and instead proceed with the previously agreed Offer), including (i) results from Parent’s due diligence investigation, (ii) a failure of the parties to agree to terms of a definitive merger agreement or other transaction agreements and (iii) a change in circumstances with respect to either party or the markets in which they participate. Indeed, as an illustration of this indeterminacy, it is worth noting that a significant downturn in the financial markets occurred after the execution of the Exclusivity Agreement, and a number of material terms in the Merger Agreement differed from certain indicative, non-binding deal terms contemplated by the parties when the Exclusivity Agreement was executed. For example, the press release announcing the Exclusivity Agreement disclosed that the parties were contemplating, on an indicative, non-binding basis, a purchase price of $32 per Share and a Parent deposit of $250 million, while the parties ultimately agreed in the Merger Agreement to Per Share Merger Consideration of $31 and a Parent deposit of $350 million. In short, this change demonstrates that a purchase of the Company by Parent was hardly agreed or arranged at the time the Exclusivity Agreement was entered into, and either party, by the express terms of the Exclusivity Agreement, could have walked away from negotiations at any time. Hence, we disagree with Comment #8’s characterization of the Merger Agreement as the “final agreement” with respect to an acquisition of all Shares of the Company; rather, it is the only such agreement.

[1]	As publicly disclosed by the parties, the Exclusivity Agreement contains other provisions that are irrelevant to the Staff’s comment regarding Rule 14e-5, such as: (i) agreements to extend the expiration time of the Offer and increase the Company termination fee under the Investment Agreement, (ii) an agreement to increase Parent’s deposit from $25 million to $75 million and (iii) provisions addressing a guarantee from HNA Group Co., Ltd.
[2]	The Exclusivity Agreement and related press release included a statement that the parties would endeavor to prepare and negotiate definitive agreements consistent with the non-binding, indicative term sheet attached to the Exclusivity Agreement and on other customary terms and conditions, but that notwithstanding such statement, the parties agreed that the term sheet was a non-binding indication of interest, no party would have any obligation to complete the proposed merger transaction as a result of the Exclusivity Agreement and any obligation to complete such a transaction would arise solely upon the execution of definitive agreements by the parties. The press release further stated that there were no assurances that the Company and Parent would enter into a binding agreement to consummate a possible purchase of the Company or that the Company’s board of directors would approve such transaction.

U.S. Securities and Exchange Commission

September 17, 2015

Full exclusivity agreements are quite common in merger and acquisition transactions (albeit more in the private than public context) and, like the Exclusivity Agreement between Parent and the Company, expressly disclaim (i) any binding commitments to the terms of a transaction and (ii) any obligations on the parties to proceed with a transaction. Sometimes such exclusivity agreements lead to the parties entering into definitive agreements with respect to the subject transaction; and sometimes they do not. However, we are not aware of any court that has ever construed such an exclusivity agreement to constitute an arrangement to purchase securities, for purposes of Rule 14e-5 or otherwise. If such an exclusivity agreement were to be construed as an arrangement to purchase securities for purposes of Rule 14e-5 or otherwise pursuant to the Exchange Act, we believe it would throw into question a common practice that has been used in countless transactions to facilitate the negotiation of transactions which create value for shareholders, without providing any meaningful protection to shareholders.

B.	Rule 14e-5 Only Applies While a Tender Offer is Open, and the Merger Agreement was Entered Into after the Offer Terminated

The parties did not reach an agreement to an acquisition of the Company by Parent until almost a month after their execution of the Exclusivity Agreement.

Rule 14e-5(a) states that its prohibition “applies from the time of public announcement of the tender offer until the tender offer expires.” The Offer was terminated after the close of trading on the NYSE on September 3, 2015 and was promptly followed by the issuance of a press release on September 3, 2015 by Business Wire at 5:34 p.m., EDT, which also noted that the depositary was instructed to return promptly all common shares tendered in the offer prior to termination. This press release was also filed as Exhibit (A)(1)(J) to Amendment No. 3 to Schedule TO, which was accepted for filing with EDGAR on 6:14 p.m., EDT, on September 3, 2015. A copy of this press release is attached as Exhibit A hereto for convenience. The Merger Agreement was entered into after
5:34 p.m., EDT, on September 3, 2015 and was announced in a press release issued on September 3, 2015 by Business Wire at
5:47 p.m., EDT. This press release was also filed as Exhibit 99.1 to Form 6-K, which was accepted for filing with EDGAR on
8:41 p.m., EDT, on September 3, 2015. A copy of this press release is attached as Exhibit B hereto for convenience.

Because the Merger Agreement was not executed until after the Offer expired, it does not constitute an arrangement to purchase shares in violation of Rule 14e-5.3 The Commission’s release adopting Rule 14e-5 makes clear that expiration “includes termination by the offeror.”4

[3]	Even if the Merger Agreement had been entered into during the Offer period, it is not clear whether such agreement constitutes an “arrangement to purchase” as used in Rule 14e-5. Certainly, a merger transaction in which shareholders vote to approve the merger and, if approved, receive the same per share merger consideration (with dissenters able to exercise appraisal rights) does not raise the same specter of abuse that the Williams Act and Rule 14e-5 were intended to address. Case law also supports the proposition that mergers are regulated differently and separately from tender offers. See, e.g., Lerro v. Quaker Oats, 84 F.3d 239 (7th Cir. 1996) (“ ... [a tender offer and a follow-up merger] are different transactions, under different bodies of law (federal law regulates the tender offer and state law the merger). Accepting plaintiffs’ request to treat the tender offer and the merger as a single step would imperil countless ordinary transactions from two-tier tender offer and merger sequences (with different prices, or different forms of securities, offered in the two tiers) to simple employment agreements under which the surviving entity promises to employ managers for stated terms or give severance pay.”) and Kramer v. Time Warner Inc., 937 F.2d 767. (2d Cir. 1991) (“...we perceive no basis in the language, structure or legislative history of [the Williams] Act for viewing a second-step statutory merger following a successful tender offer for 51 percent of a target’s shares as a continuation of the tender offer. …Moreover, state and federal law clearly treat mergers as distinct from tender offers.”).
[4]	Regulation of Takeovers and Security Holder Communications, Release No. 33-7760 (Oct. 22, 1999) [64 FR 61408], at 61430, fn. 239.

U.S. Securities and Exchange Commission

September 17, 2015

II.	The Parties were not Engaged in Fraudulent, Deceptive or Manipulative Acts or Practices, and All Company Shareholders were Beneficiaries of Equal Treatment at all Times

The purpose of Rule 14e-5 is to prevent a bidder from extending greater or different consideration to some shareholders outside the tender offer, while others are limited to the terms of the tender offer.4 In the adopting release for Rule 10b-13, the predecessor to Rule 14e-5, the Commission expressed concern that transactions conducted outside the tender offer might disadvantage the target’s shareholders by depriving them of a better opportunity to sell their shares, or by decreasing the number of shares the bidder would ultimately purchase in the tender offer (for example, in the case of a partial tender offer).5

The foregoing concerns that Rule 14e-5 is meant to address are not present in the case of the Offer, the execution of the Exclusivity Agreement or the execution of the Merger Agreement. Fundamentally, the board of directors of the Company, acting in the best interests of the Company and its shareholders, pursued the prospect of the Merger to give all shareholders an opportunity to sell their Shares at a price higher than the Offer Price. Shareholders were not deprived of any opportunity or victimized by any fraudulent or manipulative act of Parent. Shareholders have been kept informed on a current basis of all relevant material information, and the Offer and the transactions contemplated by the Merger Agreement are and have been undertaken for valid, proper and good faith business purposes and without any element of manipulation or abuse. Shareholders benefit from Parent’s agreement to pay cash consideration of $31 per Share for all the Shares in connection with the Merger, rather than $26 per Share for 20% of the Shares in the Offer. Shareholders are also protected by their right to vote against the Merger, and to dissent from it and seek a fair value appraisal by a court under Cayman law. In short, all shareholders (other than those who elect to exercise dissenters’ rights under Cayman law) will be entitled to receive the Per Share Merger Consideration, and no shareholders will sell any shares to Parent, GALC or any of their affiliates other than pursuant to the Merger. Accordingly, it is our view that there cannot have been any Rule 14e-5 violation as a result of the execution of the Exclusivity Agreement or the Merger Agreement.

[4]	2008 Cross Border Release, Release nos. 33-8957, 34-58597, Section II.C.7, p. 80 (Dec. 2008); Regulation of Takeovers and Security Holder Communications, Exchange Act Release No. 33-7760, 64 FR 61408-01 at 61430 (Nov. 1999). See also Adoption of Rule 10b-13 under the Securities Exchange Act of 1934, Exchange Act Release No. 34-8712, 34 FR 15838
(Oct. 1969).
[5]	Id.

U.S. Securities and Exchange Commission

September 17, 2015

*        *        *

Parent, GALC and HNA Group acknowledge that (1) Parent, GALC and HNA Group are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) none of Parent, GALC or HNA Group may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

We are grateful for your assistance in this matter. Please do not hesitate to contact Pran Jha at (312) 853-4161 or Ted Kamman at (212) 839-5339 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Pran Jha
/s/ Ted Kamman

Sidley Austin LLP

Bohai Terminates Tender Offer for Avolon | Business Wire	Page 1 of 1

EXHIBIT A

Press Release Announcing Termination of Offer

Terminates Tender Offer for Avolon

September 03, 2015 05:34 PM Eastern Daylight Time

BEIJING—(BUSINESS WIRE)—Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), today announced that it has terminated its tender offer to purchase 20% of the outstanding common shares of Avolon Holdings Limited (NYSE:AVOL), at a price of $26.00 per share in cash. The tender offer was previously scheduled to expire at midnight, New York City time, at the end of the day on September 18, 2015.

Offeror has instructed the depositary for the offer, American Stock Transfer & Trust Company, LLC, to return promptly all common shares tendered in the offer prior to termination.

Important Information

This communication concerns the termination of Offeror’s tender offer to purchase 20% of the outstanding common shares of Avolon Holdings Limited (“Avolon”) and is not an offer to purchase or a solicitation of an offer to sell common shares of Avolon.

Contacts

Bohai Contact:

Bohai Leasing Co., Ltd

Jiawei Wang, T: +86 10 5758 3682

Board Secretary’s Office

jiawei-wang@bohaileasing.com

Bohai Leasing agrees to acquire Avolon for US$31 cash per share | Business Wire	Page 1 of 4

EXHIBIT B

Press Release Announcing Merger Agreement

Agrees to acquire Avolon for US$31 cash per share

Transaction valued at US$7.6 billion

Bohai deposit to increase to US$350 million

September 03, 2015 05:47 PM Eastern Daylight Time

DUBLIN—(BUSINESS WIRE)—Avolon (NYSE:AVOL), the international aircraft leasing company, announces that today it has entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Bohai Leasing Co., Ltd. (SZSE: 000415) (“Bohai”) at a price of US$31 cash per common share (the “Transaction”).

Under the terms of the Transaction, which has been unanimously approved by Avolon’s Board of Directors, all Avolon shareholders will receive US$31 in cash for each Avolon common share they hold, in a transaction with a total enterprise value of approximately US$7.6 billion.

US$31 per share represents a 31% premium to Avolon’s undisturbed closing price on July 13, 2015 of US$23.73 per share, the closing price prior to the announcement of Bohai’s initial intention to acquire a 20% stake in Avolon. US$31 per share also represents a 55% premium to Avolon’s initial public offering at US$20 per share in December 2014.

The agreed price in the Merger Agreement of US$31 per share, as against an indicative offer price of US$32 per share described in Avolon’s press release dated August 10, 2015, reflects significant volatility across global equity markets. To provide greater certainty of value and reflecting its commitment to the Transaction, Bohai will increase its deposit by US$100 million to a total of US$350 million. Bohai has already paid a deposit of US$75 million. A further US$200 million will be paid on September 4, 2015 and the final US$75 million will be paid by September 15, 2015. The total US$350 million deposit represents approximately US$4.25 per Avolon common share and is payable to Avolon in certain circumstances if the Transaction is not consummated.

The Transaction is subject to customary conditions including receipt of certain required regulatory approvals and the approval of Avolon and Bohai’s shareholders. To facilitate the approval process, affiliates of CVC Capital, Cinven, Oak Hill Capital, GIC and their respective syndicate investors have agreed to vote their shares in favour of the Transaction at the shareholder meeting to be held to approve the transaction and HNA Group, Bohai’s largest shareholder, has agreed to vote its shareholding in Bohai in favour of the Transaction. The Transaction is not subject to any conditions related to financing or Chinese capital control approvals. The purchase price is guaranteed by HNA Group.

The Transaction is expected to close by the first quarter of 2016.

Bohai Leasing agrees to acquire Avolon for US$31 cash per share | Business Wire	Page 2 of 4

Denis Nayden, Avolon’s Chairman, commented:

“Avolon is an established leader in the global aircraft leasing industry and we are pleased to announce this agreement with Bohai. Avolon has delivered significant returns for all shareholders and we believe Bohai are the right shareholder for the Avolon business in the next stage of growth. We believe Bohai will enhance Avolon’s profile, positioning and relationships in the Chinese aviation market – a market which we believe offers one of the most compelling growth opportunities in global aviation over the next two decades.”

Dómhnal Slattery, Avolon’s CEO, commented:

“I would like to thank all of our shareholders and, in particular, our sponsors who have been with us on this journey since our foundation in 2010. Avolon would not be the leading industry player it is today without the commitment and hard work of our team who have built a business with an enterprise value of $7.6 billion. It is a remarkable achievement and one of which we are all very proud. We look forward to the strategic development of Avolon under Bohai’s leadership.”

Chris Jin, CEO of Bohai, commented:

“Avolon is a leader in the aircraft leasing industry with a proven team and platform. We are delighted to announce this agreement to acquire the business. Our vision at Bohai is to build each of our transportation finance businesses into global leaders. Avolon has delivered remarkable growth over the past 5 years to become a leading industry franchise with a distinct business model, and the company is a strong complement to our existing investment in the aircraft leasing sector.”

Hal Hayward, Managing Director of Bravia Capital, commented:

“We are pleased to have been able to increase the stake that Bohai previously contracted to acquire to a full buyout of the company. Under Bohai ownership, Avolon will gain increased access to the fast growing Chinese market, strong support for continued growth worldwide and clear competitive advantages that come with additional size, scale and diversity.”

For further information regarding all terms and conditions contained in the Merger Agreement, please see Avolon’s Report on Form 6-K, which will be available on the Avolon website, www.avolon.aero and will be filed with the U.S. Securities and Exchange Commission (www.sec.gov) on September 4, 2015.

Advisors

Bravia Capital is serving as exclusive financial advisor to Bohai and Sidley Austin LLP is serving as Bohai’s legal counsel. J.P. Morgan Limited and Morgan Stanley & Co. LLC are serving as financial advisors to Avolon and Weil, Gotshal & Manges LLP is serving as Avolon’s legal counsel.

Note on Important Information

This press release is for informational purposes only and nothing contained herein constitutes a solicitation of materials of any vote or approval in respect of the Transaction involving Avolon or otherwise contemplated therein.

In connection with the Transaction, Avolon intends to circulate to its shareholders a notice of meeting and form of proxy and related materials, which will be furnished to the SEC under cover of Form 6-K. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE

Bohai Leasing agrees to acquire Avolon for US$31 cash per share | Business Wire	Page 3 of 4

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVOLON AND THE TRANSACTION. The notice of meeting and certain other relevant materials (when they become available) and any other documents furnished by Avolon to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents furnished to the SEC by contacting the Company’s Investor Relations at ir@avolon.aero or by accessing Avolon’s investor relations website at http://investors.avolon.aero/. Investors are urged to read the notice of meeting and the other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

Risks and uncertainties related to the proposed Transaction include, among others (1) the ability to obtain requisite shareholder and regulatory approvals required to complete the Transaction, (2) the satisfaction of the conditions to the consummation of the proposed Transaction, (3) the timing of completion of the proposed Transaction, (4) the impact of the announcement or consummation of the proposed Transaction on Avolon’s relationships, including with employees, suppliers and customers and (5) the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in Avolon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause Avolon’s actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. Avolon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in Avolon’s expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

ENDS

Bohai Leasing agrees to acquire Avolon for US$31 cash per share | Business Wire	Page 4 of 4

About Avolon Holdings Limited

Avolon is an international aircraft leasing company, headquartered in Ireland, with regional offices in China, Dubai, Singapore and the United States. Avolon provides aircraft leasing and lease management services. At June 30, 2015, Avolon had an owned, managed and committed fleet of 260 aircraft serving 56 customers in 33 countries. See: www.avolon.aero

About Bohai Leasing Co., Ltd.

Bohai Leasing is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China. Bohai owns a portfolio of world class equipment and transportation asset leasing companies and is a majority controlled subsidiary of the HNA Group of PRC (“HNA”). For more information, please visit Bohai’s website: www.bohaileasing.com/en/

Contacts

Avolon

Donal O’Neill

T: +353 1 231 5843

M: +353 87 251 1799

ir@avolon.aero

or

Jonathan Neilan

T: +353 1 663 3686

M: +353 86 231 4135

ir@avolon.aero

or

Jennifer Peters

T: +353 1 663 3684

M: +353 87 178 7021

ir@avolon.aero